Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neptune Wellness Solutions Inc.

Request to Withdraw Registration Statement on Form F-10

Initially Filed March 26, 2021 (File No. 333-254734)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form F-10 (SEC File No. 333-254734), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof. The Registration Statement was originally filed with the Commission on March 26, 2021, and never became effective under the Securities Act. The Registrant requests this withdrawal due to the passage of time since it was initially filed.

No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use. Further, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please provide a copy of the order granting withdrawal via facsimile or e-mail to our counsel, Thomas M. Rose of Troutman Pepper Hamilton Sanders LLP, at (757) 687-1529 or Thomas.Rose@troutman.com.

If you have any questions or require additional information, please do not hesitate to contact me at (450) 687-2262 or Thomas M. Rose, our counsel, at (757) 687-7715.

Sincerely,

Neptune Wellness Solutions Inc.

/s/ Randy Weaver
Randy Weaver
Interim Chief Financial Officer

cc:	Thomas M. Rose, Troutman Pepper Hamilton Sanders LLP